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                                                                     EXHIBIT D.2

                               STATE OF ILLINOIS

                         ILLINOIS COMMERCE COMMISSION


ILLINOIS POWER COMPANY                           )
                                                 )
Application pursuant to Sections 7-204 and       )     Docket No. 99-_____
7-101 of the Public Utilities Act for approval   )
of a reorganization of the gas utility           )

                     APPLICATION OF ILLINOIS POWER COMPANY
                         FOR EXPEDITED APPROVAL OF A
                       REORGANIZATION OF THE GAS UTILITY
                                AND APPROVAL OF
                 AN INTERIM SERVICES AND FACILITIES AGREEMENT


     Illinois Power Company ("Illinois Power" or the "Company") seeks an order pursuant to Section 7-204 of the Public Utilities Act (the "Act") (220 ILCS 5/7-204), approving a reorganization of its gas business, an order pursuant to
Section 7-101 of the Act (220 ILCS 5/7-101) for approval of an Interim Service and Facilities Agreement between Illinois Power and its affiliated interests, and for other related relief. For the reasons stated below, Illinois Power requests that this Application be considered on an expedited basis.

     1. Illinois Power is in the business of generating, transmitting, distributing and selling electricity to the public at retail in the State of Illinois, and is a public utility as that term is defined in Section 3-105 of the Act and an electric utility as that term is defined in Section 16-102 of the Act. Illinois Power is also in the business of transmitting, distributing and selling natural gas to the public at retail in the State of Illinois. Illinois Power is subject to the jurisdiction of the Illinois Commerce Commission ("Commission"). Illinois Power is a direct subsidiary of Illinova Corporation ("Illinova"), an Illinois corporation.
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     2.   On June 14, 1999, Illinova entered into an Agreement and Plan of
Merger with Energy Convergence Holding Company, Energy Convergence Acquisition Company, Dynegy Acquisition Company, and Dynegy Inc. ("Plan of Merger"), which constitutes a reorganization under Section 7-204 of the Act. A copy of the Plan of Merger is attached hereto as Exhibit A. The Plan of Merger is as follows:

          a. The reorganization will involve the merger of Energy Convergence Acquisition Company, an Illinois corporation, all of whose common stock is owned by Energy Convergence Holding Company, an Illinois corporation, with and into Illinova, with the result that all of the common stock of Illinova will be owned by Energy Convergence Holding Company. Each outstanding share of the common stock of Illinova will be converted into one share of Energy Convergence Holding Company Class A common stock. Contemporaneous with this transaction, Dynegy Acquisition Company, a Delaware corporation, all of whose common stock is owned by Energy Convergence Holding Company, will be merged with and into Dynegy Inc., a Delaware corporation, with the result that all of the common stock of Dynegy Inc. will be owned by Energy Convergence Holding Company. Except as described below with respect to shares of Dynegy Inc. owned by BG Holdings, Inc. ("BG Holdings"), NOVA Chemicals Corp. ("NOVA"), and Chevron U.S.A., Inc. ("Chevron"), each outstanding share of Dynegy Inc. stock will be converted into a combination of cash and/or 0.69 shares of Energy Convergence Holding Company Class A common stock, in an amount to be determined based upon the individual election of each shareholder of Dynegy Inc.

     Concurrently with the merger of Energy Convergence Acquisition Company into Illinova


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and the merger of Dynegy Acquisition Company into Dynegy Inc. (the "Mergers"),
Energy Convergence Holding Company will purchase 100 percent of the issued and outstanding shares of capital stock oF BG Holdings from its parent, British Gas Atlantic Holdings BV ("BGAH"), in exchange for a combination of cash and Series A Convertible Preferred Stock of Energy Convergence Holding Company ("Preferred Stock"). BGAH will receive the same amount and combination of cash and Preferred Stock in consideration for the capital stock of BG Holdings as BG Holdings would have received in the merger by virtue of its ownership of shares of Dynegy common stock. Following this purchase, BGAH will own a 3.5% to 5% equity interest in Energy Convergence Holding Company.

     Concurrently with the Mergers, Chevron will purchase a minimum of $200 million and a maximum of $240 million of Class B common stock ("Class B Share") of Energy Convergence Holding Company. Additionally, Chevron will receive Class B Shares (rather than Class A common stock) in exchange for Chevron's equity interest in the common and preferred stock of Dynegy Inc. By virtue of its acquisition of Class B Shares, Chevron will own an approximate 29% equity interest in Energy Convergence Holding Company.

     Finally, concurrently with the Mergers, NOVA will receive a combination of cash and Preferred Stock in exchange for its entire equity interest in the common stock of Dynegy. Upon the consummation of the merger, NOVA will own an approximate 3.5%-5% equity interest in Energy Convergence Holding Company.

          b. Following the reorganization described in subparagraph a. above, a further reorganization may take place in which Illinova will be merged into Energy Convergence Holding Company. The result of the subsequent reorganization will be that Illinova Corporation will cease


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to exist, and Energy Convergence Holding Company, which will be renamed Dynegy
Inc., will become the owner of all of the voting capital stock of Illinois
Power.

     3. Dynegy Inc. ("Dynegy") is a holding company which, through subsidiaries, is primarily engaged in the wholesale marketing of natural gas, electricity, coal, natural gas liquids, crude oil, liquid petroleum gas and related energy services. Dynegy also owns interests in a number of power generation facilities, power marketers and generation-owning entities. Dynegy is one of the leading marketers of energy products and services in North America.

     4. The proposed reorganization is substantially similar to two reorganizations recently considered and approved by the Commission, one involving the merger of Central Illinois Light Company with The AES Corporation, Docket 98-0882 ("CILCO/AES"), and the other involving the merger of MidAmerican Energy Company with CalEnergy Company (Docket 98-0853) ("MidAmerican"). These reorganizations are very similar to the proposed reorganization since they each involved the merger of the holding company for a traditional utility company with an independent power producer/power marketer. Thus, Illinois Power respectfully requests that the Commission approve this Application on the same expedited basis as the Commission's proceedings with regard to the MidAmerican and CILCO/AES transactions. Completion of the Plan of Merger is expected to occur no later than the end of the first quarter of 2000, and Illinois Power therefore requests that the Commission act to approve this Application expeditiously, but no later than by the end of 1999.

     5. Section 16-111(g) of the Act states that an electric utility may implement a reorganization during the "mandatory transition period" without prior Commission approval "notwithstanding any other provision of this Act or any rule or regulation of the Commission that


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would require such approval."  220 ILCS 5/16-111(g).  Thus, the exemption provided by Section 16-111(g) from the need for Commission approval under
Section 7-204 applies to the proposed reorganizations that are the subject of this Application. However, in the CILCO and MidAmerican cases the Commission questioned whether the exemption provided by Section 16-111(g) applies to the entirety of the transaction or just the electric utility portion of the transaction. The Commission has not questioned the applicability of the exemption ot the electric utility portion of the transaction in either the CILCO or MidAmerican cases. Consequently, Commission approval of the electric portion of the transaction is not required. While it is Illinois Power's position that the exemption provided by Section 16-111(g) is applicable to the entire transaction, in light of the Commission's apparent contrary interpretation of the statute and Illinois Power's desire for an expeditious approval process, without waiving the argument that such approval is not needed, Illinois Power hereby seeks approval of the reorganizations with respect to the gas utility portion of its business pursuant to Section 7-204.

     6. The proposed reorganization will not have any impact on Illinois Power's gas utility other than a change in the ownership of its capital stock. There will be no change in Illinois Power's assets, gas operations or capital structure as a result of the reorganization. Therefore, in accordance with
Section 7-204(b)(1) of the Act, the reorganization will not have an adverse impact upon Illinois Power's ability ot provide adequate, reliable, efficient, safe and least-cost gas utility service in Illinois. (See Altenbaumer testimony, IP Exhibit 1.0, pp. 9-13; Clarke Testimony, IP Exhibit 2.0, P.8)

     7. Transactions in which Illinois Power provides any services or thing of value to its affiliates are covered by accounting and cost allocation procedures approved by and on file with the


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Commission.  Those provisions ensure Illinois Power's retail gas customers will not subsidize its unregulated affiliates. Illinois Power will continue to utilize the same accounting and cost allocation procedures after the reorganization for all transactions between it and its affiliates. Moreover, the Commission's guidelines to account for non-utility business of the gas utility, 83 Ill. Admin. Code Part 506, will continue to be applicable after the reorganization. IP is in compliance with Part 506. Therefore, in accordance with Section 7-204(b)(2) of the Act, the proposed reorganization will not result in the unjustified subsidization of non-utility activities by the regulated gas utility or by Illinois retail gas customers. With respect to transactions with affiliates, Illinois Power is seeking in this Application authorization pursuant to Section 7-101 of the Act of an Interim Services and Facilities Agreement, a copy of which is provided as IP Exhibit 4.2, which is being sponsored by IP witness Steward and attached hereto. The Interim Services and Facilities Agreement would be effective pending approval of a permanent Services and Facilities Agreement approval of which is currently pending before the Commission in Docket 99-0114. In addition, IP is seeking a Commission determination in this proceeding that the Services and Facilities Agreement which is ultimately approved by the Commission in Docket 99-0114 would be deemed to be effective as to IP and Dynegy after the merger. (See Steward testimony, IP Exhibit 4.0, pp. 3-10)

     8. As described above, Illinois Power is in compliance with the Commission's rules regarding accounting for non-utility transactions by gas utilities. The reorganizations will not result in any change in that accounting. Therefore, in accordance with Section 7-204(b)(3) of the Act, costs and facilities will be fairly and reasonably allocated between the gas utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the gas utility for ratemaking purposes. (See Steward testimony, IP Exhibit 4.0, pp. 3-6)


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     9. The proposed reorganizations will not change the capital structure or the gas operations of Illinois Power in any way and, therefore, will not impair Illinois Power's ability to raise necessary capital for its gas operations on reasonable terms or to maintain a reasonable capital structure for its gas operations, in accordance with Section 7-204(b)(4) of the Act. Illinois Power's ability to issue debt and preferred stock will not be impaired and will in fact be improved with a larger and stronger parent as a result of the reorganizations. (See Schultz testimony, IP Exhibit 3.0, pp. 2-5)

     10. The proposed reorganizations will not in any manner change Illinois Power's status as a gas public utility subject to the jurisdiction of the Commission. Therefore, Illinois Power's gas utility operations will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities, in accordance with
Section 7-204(b)(5) of the Act. (See Altenbaumer testimony, IP Exhibit 1.0, pp. 11; Clarke Testimony, IP Exhibit 2.0, P.9)

     11. While Dynegy and certain subsidiaries provide unregulated gas sales service in Illinois Power's gas service territory, such service is provided to an immaterial share of the market. Moreover, Dynegy and its subsidiaries will continue to offer such services after the proposed reorganizations. Therefore, in accordance with Section 7-204(b)(6) of the Act, the proposed reorganizations are not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction. (See Altenbaumer testimony, IP Exhibit 1.0, p. 14; Clarke Testimony, IP Exhibit 2.0, pp. 2-6,8)

     12. To the extent there are any cost impacts associated with the merger, the result will be cost reductions which should serve to delay any future requests for gas rate increases by Illinois Power, and this will be shown in the Company's cost of service. Therefore, in accordance with


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Section 7-204(b)(7) of the Act, the proposed reorganizations are not likely to result in any adverse rate impacts on Illinois Power's retail gas customers. (See Altenbaumer testimony, IP Exhibit 1.0, p. 12-13; Steward Testimony, IP
Exhibit 4.0, pp. 10-12)

     13. For the reasons described in the foregoing paragraphs, the proposed reorganizations will not adversely affect Illinois Power's ability to perform its duties as a gas public utility under this Act. (See Altenbaumer testimony, IP Exhibit 1.0, pp. 11-13)

     14. While savings are expected to be achieved as a result of the merger, since Dynegy and its subsidiaries do not provide "public utility" services, the reorganizations will not result in the achievement of significant operational synergies or efficiencies that typically occur through the combination and elimination of duplicative resources, functions and personnel. However, other savings are anticipated as a result of revenue enhancements. To the extent there are savings resulting from the proposed reorganization, they will be allocated fairly to Illinois Power's gas utility operations and will be reflected in any future cost of service studies. (See Altenbaumer testimony, IP
Exhibit 1.0, pp. 9; Steward Testimony, IP Exhibit 4.0, pp. 3-6)

     15. Illinova and Dynegy have incurred and continue to incur significant transaction costs associated with the proposed reorganizations, including investment banking fees, financial consulting costs, accountants' charges, printing, postage, proxy solicitation, filing fees and legal fees. In addition, Illinova and Dynegy will incur costs associated with employee separations, system integration, employee relocation, and internal and external communications related to the merger. These are necessary expenses to accomplish the reorganizations, a portion of which would be properly recoverable from Illinois Power's gas utility customers, at least as an offset to any savings


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from the reorganizations that would accrue to Illinois Power's retail gas utility customers as a result of the reorganizations. However, Illinois Power has determined to forego recovery of these costs from its retail gas customers. (See Altenbaumer testimony, IP Exhibit 1.0, pp. 12-13)

        16. As described in more detail below, and in the testimony and exhibits filed in support of this Application, Illinois Power has provided to the Commission the information required by Section 7-204A of the Act. Exhibit B, attached hereto, identifies where the information required by Section 7-204A can be found.

        17. The names and corporate relationships of all companies which are affiliated interests of Illinois Power on the date of this application for reorganizations and the name of any parent or subsidiary corporation of Illinois Power are attached hereto as Exhibit C, pursuant to Section 7-204A(a)(1) of the Act.

        18. Copies of filings, including securities filings, related to the reorganizations made with the federal government are provided as Exhibit D, pursuant to Section 7-204A(a)(2). No other filings have been made with any Illinois agency.

        19. A description of the plan to reorganize is also included with Exhibit D, as well as copies of the organizational documents associated with the reorganizations, including articles of incorporation or amendments to the articles of incorporation of all companies including Illinois Power and any affiliated interests, pursuant to Section 7-204A(a)(2) of the Act.

        20. An estimate of the costs and fees attributable to the reorganizations has been provided pursuant to Section 7-204A(a)(3). (See Altenbaumer testimony, IP Exhibit 1.0, p.13)

        21. The method by which management, personnel, property, income, losses, costs and expenses will be allocated between the gas utility operations and any affiliated interest has been

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provided, pursuant to Section 7-204A(a)(4). (See Steward testimony, IP
Exhibit 4.2)

        22. Copies of any proposed agreements between Illinois Power and any person with which it will be an affiliated interest at the time of the application for approval of the reorganizations have been provided as Ms. Steward's IP Exhibit 4.2, pursuant to Section 7-204A(a)(5).

        23. No Illinois Power gas utility assets or information in existence, such as customer lists, will be transferred to or used by an affiliate as part of these reorganizations. To the extent those plans change, Illinois Power will comply with any applicable provisions of the Act at that time.

        24. A copy of Illinois Power's forecast for 2000-2004 showing the projected capital requirements of Illinois Power's gas utility operations at the time of the proposed reorganizations has been filed with this Application, pursuant to Section 7-204A(a)(7) of the Act. Also filed were the gas utility projected capital requirements, sources of capital, the range of the projected capital structure, and the assumptions underlying the information included in the forecast. (See Schultz testimony, IP Exhibits 3.1 through 3.4)

        25. Consistent with the requirements of Section 7-204A(b) of the Act, the services of Illinois Power's gas utility employees will not be used by any affiliated interest as a consequence of the proposed reorganizations, except by contract or arrangement. No Illinois Power gas property will be sold, leased, transferred to or exchanged with any affiliated interest except by contract or arrangement, including any required regulatory approval. (See Steward testimony, IP Exhibit 4.0, pp. 3-10)

        26. Approval of the proposed reorganizations will produce a diversified energy services company well poised to respond to market forces in the rapidly evolving energy markets. The new company will be well positioned to shape the changes taking place in the energy market, which are

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being driven by restructuring and the convergence of the natural gas and electric industries. The reorganizations will also enhance efficiencies and revenue opportunities by optimizing the constituent companies' assets and expertise.

        27. In further support of this Application, Illinois Power is submitting herewith the prepared testimonies of Larry F. Altenbaumer; Illinois Power's Senior Vice President and Chief Financial Officer; John U. Clarke, Dynegy's Senior Vice President and Chief Financial Officer; Robert A. Schultz, Illinois Power's Vice President - Finance; and Cynthia G. Steward, Illinois Power's Controller.

        WHEREFORE, for the foregoing reasons, Illinois Power Company respectfully requests the Illinois Commerce Commission set this matter for hearing on an expedited basis and following such hearing enter an order:

        (1) Pursuant to Section 7-204 of the Act, approving the proposed reorganizations with respect to the gas utility operations of Illinois Power;

        (2) Pursuant to Section 7-101 of the Act, authorization to utilize the Interim Services and Facilities Agreement, a copy provided as IP
             Exhibit 4.2, for use until such time as the Commission enters an order approving a Services and Facilities Agreement in Docket 99-0114, and finding that the permanent Services and Facilities Agreement will be effective as to IP and Dynegy after the merger; and

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        (3) granting such further relief as the Commission deems appropriate.

                               Respectfully submitted,

                               ILLINOIS POWER COMPANY


                          By:  LARRY F. ALTENBAUMER
                               --------------------------------
                               Larry F. Altenbaumer
                               Senior Vice President and Chief Financial Officer

Attorneys for ILLINOIS POWER COMPANY:

William B. Conway, Jr.                          Owen E. MacBride
Senior Vice President and Chief Legal Officer   Carrie J. Hightman
ILLINOIS POWER COMPANY                          SCHIFF HARDIN & WAITE
500 South 27th Street                           6600 Sears Tower
Decatur, IL 62525-1805                          Chicago, IL 60606
(Phone) 217-450-2813                            (Phone) 312-258-5657
William_Conway@illinova.com                     omacbride@schiffhardin.com
                                                chightman@schiffhardin.com

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STATE OF ILLINOIS        )
                         )
COUNTY OF MACON          )


                            V E R I F I C A T I O N

        I, Larry F. Altenbaumer, being first duly sworn upon oath depose and say that I am the Senior Vice President and Chief Financial Officer for Illinois Power Company, an Illinois corporation; that I am authorized to make this Verification on its behalf; that I have read the above and foregoing Application by me subscribed and know the contents thereof; and that said contents are true and correct to the best of my knowledge, information and belief.


                               /s/  LARRY F. ALTENBAUMER
                               ----------------------------------------
                               Larry F. Altenbaumer,
                               Senior Vice President and Chief Financial Officer Illinois Power Company

Subscribed and Sworn
to before me this
August 12, 1999


/s/ BEVERLY A. McCallister
-----------------------------
Notary Public

[SEAL APPEARS HERE]

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